EXHIBIT 99.1

Brookfield Asset Management Announces Strong Fourth Quarter Results and 19% Dividend Increase

$93 Billion of Capital Inflows, Prior to AEL Transaction

$107 Billion of Dry Powder Available to Deploy

BROOKFIELD, NEWS, Feb. 07, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended December 31, 2023.

Connor Teskey, President of Brookfield Asset Management stated, “We had strong performance in our first year following our listing. We raised $93 billion of capital which, combined with the approximately $50 billion anticipated upon the closing of the American Equity Investment Life (AEL) insurance account, brings the total to $143 billion. With interest rates stabilizing and significant dry powder available, we expect a very active period of transaction activity in the coming year, with valuations for real assets responding accordingly.”

He continued, “Our capital raising success, combined with investments made into building out our platforms, positions us for strong earnings growth and continued robust fundraising in 2024. That momentum and our significant resources have enabled us to raise our quarterly dividend by 19% to $0.38 per share.”

Operating Results

Brookfield Asset Management Ltd.

Net income for publicly traded entity Brookfield Asset Management Ltd. (BAM) totaled $95 million for the quarter. BAM owns a 25% interest in our asset management business with the other 75% owned by Brookfield Corporation. In order to provide meaningful comparative information, the following discussion relates to the financial results on a 100% basis for our asset management business (Brookfield Asset Management).

Brookfield Asset Management1

For the periods ended December 31	Three Months Ended		Years Ended
(US$ millions, except per share amounts)	2023	2022	2023	2022
Fee-Related Earnings[2]	$581	$576	$2,241	$2,108
Add back: equity-based compensation costs and other[3]	50	28	199	86
Less: cash taxes	(45)	(35)	(196)	(98)
Distributable Earnings[2]	$586	$569	$2,244	$2,096

Fee-related earnings per share	$0.36	$0.35	$1.37	$1.29
Distributable earnings per share	$0.36	$0.35	$1.37	$1.28
Net income attributable to Brookfield Asset Management	$374	$504	$1,839	$1,915

See endnotes

Brookfield Asset Management’s distributable earnings were $586 million for the quarter and $2.2 billion over the last twelve months. Fee-related earnings comprise approximately 100% of distributable earnings for both the quarter and over the last twelve months. Strong fundraising and capital deployment drove fee-related earnings to $581 million for the quarter.

Operating Highlights

Fundraising

We raised $93 billion since the beginning of 2023, with $37 billion raised during the fourth quarter and up to the release of these results. Notable fundraising updates during the fourth quarter to date include:

  We held the final close of the fifth vintage of our flagship infrastructure fund, bringing the total capital raised for the strategy to $30 billion. This fifth vintage is 40% larger than the predecessor vehicle and is approximately 40% deployed across six large-scale assets.
  We held the final close of the third vintage of our infrastructure debt fund, bringing the total for the strategy to over $6.0 billion. This third vintage is approximately 60% committed across a dozen investments.
  We raised $8.9 billion across Oaktree funds, including $2.0 billion for the twelfth vintage of our opportunistic credit fund, bringing the total funds raised to $8.0 billion at year-end. We also raised over $1.0 billion for our strategic lending partners fund in the quarter, bringing the total funds raised to $4.0 billion at year-end.
  We finalized the first close for the second vintage of our flagship global transition fund strategy at $10 billion. We are completing the first close of the fifth vintage of our flagship real estate opportunistic fund strategy at $8.0 billion. This positions both of these flagships to meet or exceed their targeted raises.

Fee-Bearing Capital

Fee-bearing capital was $457 billion at the end of the fourth quarter, up $17 billion or 4% from the prior quarter and up $39 billion or 9% over the past year. Fee-bearing capital will shortly be over $500 billion upon the closing of our AEL insurance account.

  The above year-over-year increase in fee-bearing capital contributed to growth in fee-related earnings to $2.2 billion over the last twelve months, representing a 6% increase over the prior year period.

Deployment

In the fourth quarter, we deployed $15 billion of capital into investments across a number of large-scale, high-quality businesses and assets. Notable deployments in the quarter include:

  Deployed $4.5 billion of capital across our renewable power and transition platform, including $2.2 billion invested into Westinghouse, approximately $900 million into X-Elio, and approximately $600 million into Banks Renewables.
  Deployed $1.8 billion across our real estate portfolio into key logistic, office, and multifamily properties, primarily within the third and fourth vintages of our opportunistic real estate flagships in North America and Europe.
  Deployed $6.3 billion across Oaktree credit funds, including $1.3 billion out of the eleventh vintage of our opportunistic credit fund, $1.0 billion out of our strategic credit fund, and approximately $700 million out of our sponsor fund credit business.

Dry Powder Capital

As of December 31, 2023, we had a total of $107 billion of uncalled fund commitments.

  Uncalled fund commitments include $47 billion which is not currently earning fees, but which will earn approximately $470 million of fees annually once deployed.
  We hold close to $3 billion of cash and equivalents on our balance sheet.

Strategic Initiatives in the Quarter

In December, we announced the launch of our multi-billion dollar Catalytic Transition Fund at COP28 in Dubai. UAE’s ALTÉRRA has made a commitment of up to $1 billion to this fund, alongside its $2 billion commitment to our second flagship global transition fund. We are actively engaged with other large institutional partners who have also expressed interest in this new fund. The new strategy will deploy capital exclusively into emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable living, and climate technologies.

In October, we announced the appointment of Sir Ron Kalifa as Vice Chair and Head of Financial Infrastructure investments. We have committed to $5 billion of investments within the technology-enabled payment space, including our recent acquisitions of Network International and Magnati. As part of our thesis on the digitalization of the global economy, this strategy will seek mature, high-quality companies that are integral components of financial infrastructure and will leverage our expertise in growing businesses through operational value creation.

Regular Dividend Declaration

The board of directors of Brookfield Asset Management Ltd. declared a quarterly dividend of $0.38 per share, representing a 19% increase, payable on March 28, 2024, to shareholders of record as of the close of business on February 29, 2024.

End Notes

  Reflects full period results unless otherwise noted on a 100% basis for Brookfield Asset Management, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of partly owned subsidiaries.
  See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.
  Equity-based compensation costs and other income includes Brookfield Asset Management's portion of partly owned subsidiaries investment income, realized carried interest, and other items.

Brookfield Asset Management Ltd. Statement of Financial Position

Unaudited As at December 31 (US$ millions)	2023	2022
Assets
Cash and cash equivalents	$9	$1
Investment in Brookfield Asset Management	2,270	2,378
Due from affiliates	886	782
Other assets	40	—
Total Assets	$3,205	$3,161

Liabilities
Accounts payable and other	$859	$781
Due to affiliates	261	3
Total Liabilities	1,120	784

Equity
Total Equity	2,085	2,377
Total Liabilities and Equity	$3,205	$3,161

Brookfield Asset Management Ltd. Statement of Operating Results

Unaudited	Three Months Ended	Year Ended
For the period and year ended December 31
(US$ millions, except per share amounts)	2023	2023

Equity accounted income	$104	$470
Compensation and other expenses	(9)	(19)
Net Income	$95	$451

Net income per share of common stock
Diluted	$0.24	$1.13
Basic	$0.24	$1.15
Note: Results for the prior period for Brookfield Asset Management Ltd. are not presented as it is not a relevant comparative.

Brookfield Asset Management Statement of Financial Position

Unaudited
As at December 31
(US$ millions)	2023	2022
Assets
Cash and cash equivalents	$2,667	$3,545
Accounts receivable and other	588	429
Investments	7,522	6,877
Due from affiliates	2,504	2,121
Deferred income tax assets and other assets	1,009	1,115
Total Assets	$14,290	$14,087

Liabilities
Accounts payable and other	$1,845	$1,842
Due to affiliates	940	811
Deferred income tax liabilities and other	2,206	1,828
	4,991	4,481
Equity
Total Equity	9,299	9,606

Total Liabilities, and Common Equity	$14,290	$14,087
Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management and its subsidiaries, as well as its share of the asset management activities of partly owned subsidiaries.

Brookfield Asset Management Statement of Operating Results

Unaudited	Three Months Ended		Years Ended
For the period and year ended December 31 (US$ millions, except per share amounts)	2023	2022	2023	2022
Revenues
Incentive distribution and management fee revenues	$803	$784	$3,142	$2,835
Carried interest income net of amounts attributable to Corporation	(13)	71	109	71
Other revenue	340	262	811	721
Total Revenues	1,130	1,117	4,062	3,627

Expenses
Compensation, operating, and general and administrative expenses	(415)	(205)	(1,446)	(1,017)
Interest expense	(4)	(21)	(14)	(154)
Total Expenses	(419)	(226)	(1,460)	(1,171)
Other income, net	(137)	(46)	(215)	890
Share of income from equity accounted investments	73	(49)	167	146
Income Before Taxes	647	796	2,554	3,492
Income tax expense	(116)	(183)	(417)	(627)
Net Income	$531	$613	$2,137	$2,865

Net income attributable to:
Brookfield Asset Management	$374	$504	$1,839	$1,915
Brookfield Corporation	157	109	298	950
	$531	$613	$2,137	$2,865
Net income per share
Diluted	$0.23	$0.31	$1.12	$1.17
Basic	$0.23	$0.31	$1.12	$1.17
Note: Reflects results on a 100% basis for our asset management business, being Brookfield Asset Management and its affiliates.

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Brookfield Asset Management

Unaudited	Three Months Ended		Years Ended
For the period and year ended December 31 (US$ millions)	2023	2022	2023	2022
Net income	$531	$613	$2,137	$2,865
Add or subtract the following:
Provision for taxes[1]	116	183	417	627
Depreciation and amortization[2]	4	6	14	13
Carried interest allocations[3]	(203)	(297)	(465)	(490)
Carried interest allocation compensation[3]	(2)	66	86	200
Other income and expenses[4]	139	(20)	129	(1,090)
Interest expense paid to related parties[5]	4	21	14	154
Interest and dividend revenue[5]	(45)	(32)	(172)	(258)
Other revenues[6]	(30)	(4)	(234)	(44)
Share of income from equity accounted investments[7]	(73)	49	(167)	(146)
Fee-related earnings of partly owned subsidiaries at our share[7]	73	64	271	252
Compensation costs recovered from affiliates[8]	45	—	156	—
Non-recurring restructuring costs[9]	35	—	35	—
Fee Revenues from BSREP III & other[10]	(13)	(73)	20	25
Fee-Related Earnings	581	576	2,241	2,108
Cash taxes[11]	(45)	(35)	(196)	(98)
Add back: equity-based compensation costs and other[12]	50	28	199	86
Distributable Earnings	$586	$569	$2,244	$2,096
  This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of Brookfield Asset Management.
  This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
  These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.
  This adjustment removes other income and expenses associated with non-cash fair value changes.
  This adjustment removes interest and charges paid or received involving related party loans.
  This adjustment adds back other revenues earned that are non-cash in nature.
  These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 6) above and include its share of partly owned subsidiaries’ Fee-Related Earnings.
  This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
  This item represents non-recurring restructuring costs that are not considered as part of the ongoing asset management business.
  This adjustment adds back base management fees earned from funds that are eliminated upon consolidation and other items.
  Represents the impact of cash taxes paid by the business.
  This adjustment adds back equity-based compensation and other income associated with Brookfield Asset Management’s portion of partly owned subsidiaries’ investment income, realized carried interest and other items.

Additional Information

The Letter to Shareholders and the Supplemental Information for the three months and twelve months ended December 31, 2023 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on BAM’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended December 31, 2023, which have been prepared using U.S. GAAP. The amounts have not been audited by BAM’s external auditor.

BAM’s board of directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements, prior to its release.

Information on our dividends can be found on our website under Stock & Distributions - Distribution History section at bam.brookfield.com.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access BAM’s Fourth Quarter 2023 Results, as well as the Letter to Shareholders and Supplemental Information, on its website under the Reports & Filings section at bam.brookfield.com.

To participate in the Conference Call today at 11:00 a.m. EST, please preregister at https://register.vevent.com/register/BI0d45166c832a42d08c1cddeb5eedc4a9. Upon registering, you will be emailed a dial-in number, and unique PIN.

The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/vopgngea. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 7, 2025, or available on our website at bam.brookfield.com.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management Ltd.’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at bam.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“U.S. GAAP”).

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of Brookfield Asset Management for DE is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use Fee-Related Earnings (“FRE”) and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with U.S. GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with U.S. GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under U.S. GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at bam.brookfield.com.

Notice to Readers

BAM is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of BAM, Brookfield Asset Management and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “target”, “project”, “forecast”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to future results, performance, achievements, prospects or opportunities of BAM, Brookfield Asset Management or the Canadian, U.S. or international markets.

Although BAM believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) our lack of independent means of generating revenue; (ii) our material assets consisting solely of our interest in Brookfield Asset Management; (iii) challenges relating to maintaining our relationship with Brookfield Corporation and potential conflicts of interest; (iv) BAM being a newly formed company; (v) our liability for our asset management business; (vi) our ability to maintain BAM’s excepted status as a “foreign private issuer” under U.S. federal securities laws; (vii) the impact on growth in fee-bearing capital of poor product development or marketing efforts; (viii) our ability to maintain our global reputation; (ix) volatility in the trading price of our class A limited voting shares; (x) being subjected to numerous laws, rules and regulatory requirements, and the potential ineffectiveness of our policies to prevent violations thereof; (xi) meeting our financial obligations due to our cash flow from our asset management business; (xii) foreign currency risk and exchange rate fluctuations; (xiii) requirement of temporary investments and backstop commitments to support our asset management business; (xiv) rising interest rates; (xv) revenues impacted by a decline in the size or pace of investments made by our managed assets; (xvi) the variability of our earnings growth, which may affect our dividend and the trading price of our class A limited voting shares; (xvii) exposed risk due to increased amount and type of investment products in our managed assets; (xviii) difficulty in maintaining our culture or managing our human capital; (xix) political instability or changes in government; (xx) unfavorable economic conditions or changes in the industries in which we operate; (xxi) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xxii) deficiencies in public company financial reporting and disclosures; (xxiii) ineffective management of environmental, social and governance (ESG) considerations, and inadequate or ineffective health and safety programs; (xxiv) the failure of our information and technology systems; (xxv) us and our managed assets becoming involved in legal disputes; (xxvi) losses not covered by insurance; (xxvii) inability to collect on amounts owing to us; (xxviii) information barriers that may give rise to conflicts and risks; (xxix) risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies; (xxx) risks relating to Canadian and United States taxation laws; and (xxxi) other factors described from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, BAM undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by BAM in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond BAM’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that BAM will achieve the target returns or growth objectives or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While BAM believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, BAM makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.